Exhibit 99.1

Mer Telemanagement Solutions Signs Definitive Merger Agreement with
SharpLink, a Pioneer in Sports Betting Technologies

RA’ANANA, ISRAEL and MINNEAPOLIS, MN – April 15, 2021 - Mer Telemanagement Solutions Ltd., (Nasdaq: MTSL) (“MTS or the “Company”), a global provider of telecommunications expense management, call accounting and contact center software, announced that it has entered into a definitive Agreement and Plan of Merger with SharpLink, Inc. (“SharpLink”), a leading online technology company that works with sports leagues, fantasy sports sites and sports media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners. Upon the closing of the merger, which is conditioned upon approval of MTS shareholders and other standard closing items, the Company will change its name and pursue the business of SharpLink under new management and Board control.

Founded by industry veterans with extensive experience developing and selling enterprise-level sports technology solutions, SharpLink is an early innovator in the sports betting conversion marketplace. SharpLink currently has contractual relationships with sports teams, media companies and league operators, including the PGA TOUR® and NASCAR®. Both leverage SharpLink’s legacy “free-to-play” game platform to enhance user engagement and gaming strategies. More recently, the PGA TOUR and NASCAR have leveraged SharpLink’s conversion platform to introduce dynamic and real-time sports betting content from multiple sportsbook partners.

Morgan Stanley estimates that the online sports betting market will generate over $9.2 billion in annual revenue in the U.S. alone by 2025, with the international market currently several times that amount.  According to internal research, an estimated $20 billion has already been invested in acquisitions and partnerships by gaming operators, sports leagues and media companies as the industry rapidly expands and prepares for betting growth in the U.S.  Currently 22 states allow online sports betting, including New York, which passed the new legislation just last week.  SharpLink’s engagement technology delivers personalized sportsbook betting offers and engaging experiences for fans who are interested in legal online betting.

“We are excited to achieve this major milestone by signing the definitive merger agreement with SharpLink, and we believe the transaction, when closed, will provide significant value to both the current MTS shareholders and the SharpLink shareholders who will be receiving MTS shares in the Merger,” stated Roy Hess, MTS CEO. “Following the merger, our Company will be on the leading edge of a potentially massive sports betting market in the U.S. and globally. By providing proprietary advanced conversion and engagement solutions for the sports betting industry, we expect SharpLink’s services will be needed by many companies looking to capitalize on this opportunity. We are excited about our future growth strategy as well as the current industry’s rapid expansion both in the U.S. and globally.  We encourage all shareholders to look for our mailed proxy materials in the near future and to support this proposed transaction.”

Rob Phythian, CEO of SharpLink stated: “As sports betting legislation continues to be enacted  across the United States, which we are seeing at an accelerated pace as states look to fill budgetary gaps, any company that has an audience of sports fans will have the opportunity to earn additional revenue by opening a channel for that audience to place legal, online bets. We believe SharpLink is well-positioned to provide leagues, media and sportsbook operators – many of whom are already customers -- the tools they need to manage and capitalize on this opportunity by using our innovative analytical solutions, not simply advertising banners or buttons. SharpLink's turnkey intelligent solutions allow these companies to implement advanced technology right out of the gate, and quickly start connecting their users to real-time sports betting content.”

“The sports betting market is shifting rapidly and is beginning to recognize the need for analytically based betting solutions. We expect this merger to provide SharpLink greater access to the capital markets so that we may scale effectively to meet demand, continue to innovate, and sharpen our portfolio of businesses and technology.  We thank the professional team at MTS for their dedication and hard work getting this deal towards a rapid closing – we cannot do it without them,” Phythian added.

Transaction Summary

Under the terms of the merger agreement, the holders of SharpLink’s outstanding common stock and preferred stock immediately prior to the merger will receive ordinary shares and preferred shares, as applicable, of MTS in the merger. On a pro forma and fully-diluted basis for the combined company, SharpLink shareholders are expected to own approximately 86% of the combined company (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the combined company).

Funding to close the transaction has already been fully committed by an institutional investor. The proposed transaction has been unanimously approved by the board of directors of both companies and by the shareholders of SharpLink.  After closing, the current MTS business will continue to operate, managed by members of the current MTS management team.

Important Information About the Merger for Investors and Shareholders

As noted, the merger is subject to the approval of MTS’s shareholders at a meeting of shareholders that is expected to be held in the second quarter of 2021, along with the satisfaction or waiver of other customary conditions. A proxy statement and a proxy card with respect to the approval of the merger and other required matters will be mailed to MTS’s shareholders seeking the required shareholder approvals in connection with the proposed merger and associated transaction.

Before making any voting or investment decision, investors and shareholders are urged to read the proxy statement (including any amendments or supplements thereto) and any other relevant documents that MTS may submit to the SEC when they become available because they will contain important information about the proposed transactions.

Investors and shareholders may obtain free copies of the proxy statement and all other documents submitted or that will be submitted to the SEC regarding the proposed transaction at the website maintained by the SEC (www.sec.gov). Once filed, the proxy statement will also be available free of charge on MTS’s website at www.mtsint.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information on SharpLink’s products and services, please visit - www.sharplink.com.

About SharpLink:

Founded in 2019, SharpLink is a leading online technology company that connects sports fans, leagues, and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent sports betting conversion and engagement technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we shape the experience and bring users to the right outcome, faster. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is based in Minneapolis, MN, and is run by industry veterans with several successful exits in the sports gaming sector.  For more information please visit the SharpLink website at www.sharplink.com.

About Mer Telemanagement Solutions Ltd.:

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the satisfaction of the conditions to closing of the merger transaction, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com

SharpLink Contact:

Mike Adorno
HPL Digital Sport for SharpLink
Email: madorno@hotpaperlantern.com
@mikeadorno